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                                                   Exhibit 2

                        CARL C. ICAHN
                   100 SOUTH BEDFORD ROAD
                  MT. KISCO, NEW YORK 10549




                                   February 24, 1995

American Real Estate
  Partners, L.P.
90 South Bedford Road
Mt. Kisco,  New York 10549

     RE:  Nomination of Additional Directors

Gentlemen:

          Under Section 10(a) of amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of American Real Estate Partners, L.P., dated as of February 22, 1995 (the "Partnership Agreement"), if a distribution is not declared and made to Record Holders of Preferred Units on any two Payment Dates (which Payment Dates need not be consecutive), the Record Holders of more than 50% of all outstanding Preferred Units, including American Property Investors, Inc. (the "General Partner") and its affiliates, voting as a class, shall be entitled to appoint two nominees for election to the board of Directors of the General Partner. As the sole shareholder of the General Partner, the undersigned hereby agrees to elect to the Board of Directors of the General Partner the two nominees selected by such Record Holders, such nominees to serve for such term and with such powers as set forth in the Partnership Agreement.

          This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware. Terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Partnership Agreement.

                                        Sincerely,

                                        /s/ Carl C. Icahn
                                        Carl C. Icahn



             [API Preferred Unit Board Nominees]